UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02016312

January 31, 2002 NO ACT
P.E 1-29-02

Act 1934 1-00035
Section
Rule 14A-8
Public Availability 1/31/2002

Eliza W. Frazer
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: General Electric Company

Dear Ms. Frazer:

This is in regard to your letter dated January 29, 2002 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 17, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

cc: Richard Trumka
Secretary-Treasurer
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 17, 2001

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have today separately FEDEX'd to the Division of Corporation Finance three no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2002 Annual Meeting proposals we have received from:

AFL-CIO Reserve Fund
Missionary Oblates of Mary Immaculate
Charles Collins/Patricia Brennan (in care of John Chevedden)

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 17 shareowner proposals, and currently expect to include several of them in our 2002 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 18, 2002, and distribute it beginning on March 8, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 17, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by the AFL-CIO Reserve Fund

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy materials for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from the AFL-CIO Reserve Fund:

> "Resolved that the shareholders of General Electric Company ("GE" or the "Company") request that the Board of Directors provide to shareholders a report (the "Report") disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, as of the most recent practicable date, relating to (a) the GE Supplementary Pension Plan (SPP) and (b) all qualified pension plans sponsored by GE. The Report shall also disclose the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid for each of the SPP and all other qualified plans sponsored by GE."

A copy of the Proposal is attached.

The resolution in the Proposal is substantially similar to a resolution submitted for GE's 1998 proxy materials that GE review and report on GE's pension plans, including the Supplementary Pension Plan, such review to include increases granted to retired executives under the plans (the "Strauss" proposal). In General Electric Company (February 2, 1998), the Staff of the Division of Corporation Finance ("Staff") concurred that the Strauss proposal was excludable under then Rule 14a-8(c)(7), noting that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., employee benefits)."

The facts about GE's pension plans that GE submitted in 1998 in connection with the Strauss proposal are substantially the same. Currently, over 195,000 employees qualify for retirement benefits under the GE Pension Trust and over 4,400 employees qualify under the GE Supplemental Pension Plan. As we noted in connection with the Strauss proposal, none of the provisions of any of GE's retirement plans mentions senior executive officers, much less provides different treatment for them.

Of course, it is long-settled that the fact that a proposal seeks a special report on a given matter rather than a specific undertaking to engage or not to engage in the matter at issue is irrelevant to the analysis of the excludability of the proposal under Rule 14a-8(i)(7). In its 1983 release, the Commission stated that, henceforth, "the staff will consider whether the subject matter of the special report . . . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals of Security Holders, Exchange Act Release No. 34-20091 (Aug. 16, 1983), at 6. Nothing in the 1998 amendments changed this position, and the Staff continues to apply the rule. See, e.g., Kmart Corp. (February 24, 1999); Johnson Controls, Inc., (October 26, 1999); MBNA Corporation (February 23, 2000), and The Mead Corporation (January 31, 2001).

It is GE's opinion that, pursuant to Rule 14a-8(i)(7), the current Proposal is excludable on three separate and independent bases: (1) for the same reasons as the Strauss proposal, as relating to employee benefits; (2) as relating to general compensation matters; and (3) as relating to presentation of financial reports to shareholders.

A. *The Proposal Concerns Retiree Benefits, a Matter Relating to GE's Ordinary Business Operations*.

The Staff has consistently concurred that shareholder proposals concerning employee retirement, health and other benefits may properly be omitted from a company's proxy materials. Determining the amount of employee benefits is within the scope of management's day to day responsibility and is part of a company's ordinary business operations. See generally DTE Energy Company (January 22, 2001); International Business Machines Corporation (January 2, 2001); General Electric Company (January 25, 1999) (proposals relating to increases in pension benefits all excludable as ordinary business, i.e., employee benefits).

While the current Proposal seeks a report covering GE's pension liability, number of plan participants, etc., rather than requesting a specific action to increase or reduce plan benefits, the Proposal's clear intent is to allow shareholders to influence management's decisions concerning employee benefits. As the proponent notes in the Proposal's supporting statement, "the proposed report will separate the SERP figures from other pension plan figures, allowing shareholders to evaluate this executive compensation policy." Evaluating GE's pension plans, including GE's Supplementary Pension Plan that, as noted above, serves a significant number of employees other than GE's top executives is a management function and part of GE's ordinary business operations.

B. *The Proposal Concerns General Compensation Matters, a Matter Relating to GE's Ordinary Business.*

The Proposal relates to GE's overall pension plans that are broad-based plans providing benefits to several thousands of GE employees and retirees. While the supporting statement of the Proposal refers to

CEO and executive pay policies, matters which are generally not excludable ordinary business matters, these references are irrelevant to the general subject matter of the proposal, the pension plans.

The Staff has consistently concurred that proposals relating to employee compensation that are not limited to CEO and top executive compensation may be excluded under Rule 14a-8(i)(7). For example, the Staff agreed earlier this year in Comshare, Incorporated (September 5, 2001) that a proposal relating to the "board of directors improving disclosure of its strategy for awarding stock options to top executives and directors, and explaining apparent deviations from three principles contained in the proposal" could be excluded as relating to "ordinary business operations."

In Comshare, the company noted that, as is the case with GE's pension plans, senior executives and other employees participate in the same option plan" and that the disclosure requested "only has relevance when viewed in the context of options of for all employees. In Comshare, the proposal advocated making consistent option grants to all employees, not just executive officers and the company noted that "compliance with the Submission's resolutions would force the Company to subject to shareholder oversight general compensation matters, which the Staff has agreed on numerous occasions is a subject of ordinary business matters more properly left to management." Similarly, the current Proposal is concerned with oversight of total pension liability, not just liability to senior executives.

C. *Disclosure of Pension Liability Is a Matter Relating to GE's Ordinary Business Operations.*

The Staff has also consistently concurred that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7) because they concern matters relating to the conduct of ordinary business operations.

In International Business Machines Corporation (January 9, 2001), the Staff agreed that a proposal that "IBM provide transparent reporting of profit from real company operations" and adopt a policy that future executive incentive compensation be determined by profit from real company operations not including accounting rule profit from pension fund surplus was excludable, noting "in particular that a portion of the proposal relates to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." Similarly, in General Electric Company (January 28, 1997), the Staff agreed that a proposal "to adopt the 'fair value' method of accounting for stock-based compensation plans" was excludable noting that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the presentation of financial reports to shareholders)."

Pension liability, including liability under GE's Supplemental Pension Plan, is already disclosed in the financial statements contained in GE's Annual Report. Determining how to present this information in accordance with existing regulatory standards is a matter of GE's ordinary business operations. Also, as reaffirmed in Johnson Controls, Inc. (October 26, 1999), in considering whether a proposal requesting additional disclosure is excludable under Rule 14a-8(i)(7) the Staff considers whether the subject matter of the additional disclosures sought in the proposal is itself a matter of ordinary business. In the current proposal, the subject matter of the requested additional disclosure is information on retiree benefits, part of GE's ordinary business operations.

For each of the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2002 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal "deals with a matter relating to the company's ordinary business operations."

*　*　*

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the AFL-CIO Reserve Fund is being notified that GE does not intend to include the proposal in its 2002 proxy materials.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosures

cc: Special Counsel – 14a-8 – No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

cc: Mr. Richard Trumka
Secretary-Treasurer
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

RESOLVED, that the shareholders of General Electric Company ("GE" or the "Company") request that the Board of Directors provide to shareholders a report (the "Report") disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, as of the most recent practicable date, relating to (a) the GE Supplementary Pension Plan (SPP) and (b) all qualified pension plans sponsored by GE. The Report shall also disclose the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid for each of the SPP and all other qualified plans sponsored by GE.

Supporting Statement

In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for improvements in share value that may be short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP). Typically, SERPs were created to increase the retirement benefits that executives are paid in excess of limitations set by section 415 of the Internal Revenue Code ("IRC"). SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.

SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of General Electric Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then supplemented by nonqualified benefits from a SERP.

Executive compensation involving SERPs has not been transparent. SERPs have attracted little attention from regulators, policy makers, and investors due to minimal disclosure requirements. A Wall Street Journal article in June 2001 emphasized that SERP liability is almost always subsumed within overall pension liability figures. In financial statements, the liabilities for SERPs and qualified pension plans are combined, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan figures, allowing shareholders to evaluate this executive compensation policy. For the reasons discussed above, we believe that requiring disclosure regarding GE's SPP will help ensure that executive compensation decisions are rendered in the interests of shareholders.

We urge shareholders to vote for this proposal.

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

VIA FACSIMILE

January 29, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Kier D. Gumbs, Esq.

Re: Share Owner Proposal by the AFL-CIO Reserve Fund

Dear Mr. Gumbs:

This letter confirms that the AFL-CIO Reserve Fund has withdrawn the share owner proposal (the "Proposal") it submitted to General Electric Company ("GE") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. A copy of the letter dated January 28, 2002 in which the AFL-CIO Reserve Fund withdrew the Proposal is attached for the Staff's information.

As a result, GE hereby withdraws its request for no-action with respect to the Proposal, as set forth in GE's letter dated December 17, 2001 from the undersigned to the Office of Chief Counsel.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Enclosure

cc: Mr. Richard Trumka
Secretary-Treasurer
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 28, 2002

By Facsimile and Overnight

Robert Healing
General Electric
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Healing,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that the Fund is withdrawing its shareholder proposal regarding the GE Supplementary Pension Plan. Thank you for your attention to this matter. Please send us for our records a copy of your letter to the SEC staff withdrawing your request for no-action relief.

If you have any further inquires regarding this proposal, please contact Toby Sheppard Bloch at (202) 637-5379.

Sincerely,

Bill Patterson
Director, Office of Investment